Sprott Physical Gold and Silver Trust 6-K

Exhibit 99.1

Interim Report to Unitholders

September 30, 2021

Interim Management Report of Fund Performance	3

Interim Financial Statements	7

The interim management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s interim financial statements. A copy of the interim financial statements has been included within the Interim Report to Unitholders. You can also get a copy of the interim financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Unitholders may also contact us using one of these methods to request a copy of the investment fund’s proxy voting policies and procedures, proxy voting disclosure record, or quarterly portfolio disclosure.

Sprott Physical Gold and Silver TrustSeptember 30, 2021

Interim Management Report of Fund Performance (in U.S. dollars)

Management Discussion of Fund Performance

Investment Objective and Strategies

Sprott Physical Gold and Silver Trust (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. Sprott Asset Management LP (the “Manager”) is the manager of the Trust. The Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion and seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in bullion prices.

The units of the Trust are listed on the New York Stock Exchange Arca (“NYSE Arca”) under the ticker symbol “CEF”, and the Toronto Stock Exchange (“TSX”) under the ticker symbols “CEF” and “CEF.U”.

Risks

There have been no changes to the Trust over the financial period that materially affected the risk level of the Trust.

The changing economic and market climate as a result of COVID-19 has led to the Managers of the Trust implementing its business continuity plan. Our portfolio managers and enterprise shared services teams and key outsource service providers are fully operational. While the exact long-term impacts of COVID-19 are undeterminable at the date of this report, management believes the effects of COVID-19 we have witnessed thus far, and in particular, world government responses thereto via fiscal and monetary policy, will continue to be highly constructive to precious metals markets as we progress through 2021.

Results of Operations

For the period from July 1, 2021 to September 30, 2021, the total change in unrealized losses on physical gold bullion amounted to $19.8 million and the total change in unrealized losses on physical silver bullion amounted to $237.3 million, compared to the total change in unrealized gains on physical gold bullion of $140.2 million and the total change in unrealized gains on physical silver bullion of $303.7 million during the same period in 2020. The realized gains on physical gold bullion amounted to $0.5 million and no realized gains on physical silver bullion. Comparatively, for the same period in 2020, there are no realized gains on physical gold and no realized gains on physical silver bullion. During the period from January 1, 2021 to September 30, 2021, the total change in unrealized losses on physical gold bullion amounted to $215.9 million and the total change in unrealized losses on physical silver bullion amounted to $258.7 million, compared to the total change in unrealized gains on physical gold bullion of $478.2 million and the total change in unrealized gains on physical silver bullion of $334.1 million during the same period in 2020. The realized gains on physical gold bullion amounted to $5.6 million and realized gains on physical silver bullion of $4.7 million. Comparatively, for the same period in 2020, there was realized gains on physical gold and silver bullion of $4.2 million and $0.5 million, respectively.

During the period from January 1, 2021 to September 30, 2021, the Trust issued 745,056 units for gross proceeds of $14.8 million and redeemed 1,917,645 units for gold and silver bullion and 8,450 units for cash. Comparatively, for the same period in 2020, the Trust issued 26,726,734 units for gross proceeds of $455.6 million and 3,745 units were redeemed for cash and no units were redeemed for gold and silver bullion.

Sprott Physical Gold and Silver TrustSeptember 30, 2021

The value of the net assets of the Trust as at September 30, 2021 was $3,921.2 million or $17.78 per unit, compared to $4,423.3 million or $19.95 per unit as at December 31, 2020. The Trust held 1,474,886 ounces of physical gold bullion and 59,982,819 ounces of physical silver bullion as at September 30, 2021, compared to 1,489,400 ounces of physical gold bullion and 60,395,784 ounces of physical silver bullion as at December 31, 2020. As at September 30, 2021, the spot price of physical gold bullion was $1,756.95 an ounce and the spot price of physical silver bullion was $22.17 an ounce, compared to a spot price for physical gold bullion of $1,898.36 an ounce and a spot price of physical silver bullion of $26.40 an ounce as at December 31, 2020.

The Trust returned (10.9)% compared to the return on spot gold and silver of (7.4)% and (16.0)% respectively for the period January 1, 2021 to September 30, 2021. Comparatively, for the same period in 2020, the Trust returned 25.3% compared to the return on spot gold and silver of 24.3% and 30.2% respectively.

The units of the Trust closed at $17.13 on the NYSE Arca and $17.15 on the TSX on September 30, 2021 compared to closing prices of $19.35 on the NYSE Arca and $19.20 on the TSX on December 31, 2020. The units are denominated in U.S. dollars on both exchanges. For the period January 1, 2021 to September 30, 2021, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 2.8%, compared to approximately 1.7% for the same period in 2020.

The Trust pays its own expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold and silver bullion, and any expenses associated with the Independent Review Committee of the Trust. Operating expenses1 for the period from July 1, 2021 to September 30, 2021 amounted to $0.7 million compared to $0.6 million for the same period in 2020. Operating expenses for the period from July 1, 2021 to September 30, 2021 amounted to 0.07% of the average net assets during the period on an annualized basis, compared to 0.06% for the same period in 2020. Operating expenses for the period from January 1, 2021 to September 30, 2021 amounted to $2.1 million compared to $1.9 million for the same period in 2020. Operating expenses for the period from January 1, 2021 to September 30, 2021 amounted to 0.07% of the average net assets during the period on an annualized basis, compared to 0.07% for the same period in 2020.

During the period from January 1, 2021 to September 30, 2021, the Trust sold 745,056 units through the at-the-market offering program (the “ATM Program”), compared to 26,726,734 units for the same period in 2020.

There were no changes to the Manager of the Trust, nor were there any material changes to the investment philosophy or process.

Related Party Transactions

There were no transactions between the Trust and its related parties during the reporting period, except as outlined below:

Management Fees

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the period from July 1, 2021 to September 30, 2021, the Trust incurred management fees of $4.1 million (not including applicable Canadian taxes) compared to $4.3 million for the same period in 2020. For the period from January 1, 2021 to September 30, 2021, the Trust incurred management fees of $12.6 million (not including applicable Canadian taxes) compared to $10.5 million for the same period in 2020.

1The operating expenses non-GAAP measure is calculated for the year-to-date period to September 30, 2021 as expenses per the unaudited statements of comprehensive income (loss) less management fees of $12.6 million, sales tax of $1.1 million, and net foreign exchange gains (losses) of $nil (amounts for the year-to-date period to September 30, 2020 were $10.5 million, $0.9 million and $nil respectively).

Sprott Physical Gold and Silver TrustSeptember 30, 2021

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the periods indicated. All dollar amounts are expressed in U.S. dollars.

Net assets per unit1

	For the nine months ended September 30, 2021 (unaudited) $	For the year ended December 31, 2020 $	For the year ended December 31, 2019 $	For the year ended December 31, 2018[3] $
Net assets per Unit, beginning of period	19.95	15.19	13.03	10.00
Increase from acquisition of CFCL	—	—	—	4.03
Increase from operations[2]:
Total revenue	—	—	—	—
Total expenses	(0.07)	(0.09)	(0.10)	(0.10)
Realized gains (losses) for the period	0.05	—	(0.08)	(0.17)
Unrealized gains (losses) for the period	(2.15)	4.90	2.32	(0.84)
Total increase (decrease) from operations	(2.17)	4.81	2.14	(1.11)
Net assets per Unit, end of period	17.78	19.95	15.19	13.03

1This information is derived from the Trust’s unaudited and audited financial statements.

2Net assets per unit is calculated based on the actual number of units outstanding at the relevant period. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

3The December 31, 2018 information is for the period January 16, 2018 (inception) to December 31, 2018.

Ratios and Supplemental Data

	For the nine months ended September 30, 2021 (unaudited) $	For the year ended December 31, 2020 $	For the year ended December 31, 2019 $	For the year ended December 31, 2018[5] $
Total net asset value (000’s)[1]	$3,921,238	$4,423,279	$2,959,783	$2,806,717
Number of Units outstanding[1]	220,527,660	221,708,699	194,827,300	215,330,776
Management expense ratio[2]	0.50%	0.51%	0.53%	0.62%
Trading expense ratio[3]	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	0.10%	0.14%	1.67%	0.02%
Net asset value per Unit	$17.78	$19.95	$15.19	$13.03
Closing market price – NYSE Arca	$17.13	$19.35	$14.66	$12.54
Closing market price – TSX	$17.15	$19.20	$14.69	$12.53

1This information is provided as at the date shown, as applicable.

2Management expense ratio (“MER”) is based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as an annualized percentage of the average daily net asset value during the period.

3The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the period. The higher the Trust’s portfolio turnover rate in a period, the greater the chance of an investor receiving taxable capital gains in the period. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

5The December 31, 2018 information is for the period January 16, 2018 (inception) to December 31, 2018.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Sprott Physical Gold and Silver TrustSeptember 30, 2021

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the periods shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
Return (%)
31.3%
16.5%
-6.8%[1]
-10.9%[2]
2018
2019
2020
2021

1For the period January 16, 2018 (inception) to December 31, 2018.

2For the 9 months ended September 30, 2021.

Summary of Investment Portfolio

The following Top Holdings table shows the 25 largest positions (or all positions if the total number of positions is less than 25) held by the Trust as at September 30, 2021 based on the fair value of the position, expressed as a percentage of the Trust’s net asset value.

PORTFOLIO ALLOCATION		TOP HOLDINGS
Asset Class	% of Net Asset Value	Position	% of Net Asset Value
Gold	66.1	Physical gold bullion	66.1
Silver	33.9	Physical silver bullion	33.9
Cash	—	Cash	—
Other assets, less liabilities	—	Other assets, less liabilities	—
		Total	100.0

Total Net Asset Value (000’s)	$3,921,238

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold and Silver Trust

Unaudited interim financial statements

September 30, 2021

Sprott Physical Gold and Silver Trust

Unaudited statements of comprehensive income (loss)

(in thousands of U.S. dollars, except unit amounts)

	For the three months ended September 30, 2021	For the three months ended September 30, 2020	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020
	$	$	$	$
Income
Net realized gains (losses) on redemptions and sales of gold and silver bullion	481	—	10,325	4,698
Change in unrealized gains (losses) on gold and silver bullion	(257,087)	443,915	(474,592)	812,261
	(256,606)	443,915	(464,267)	816,959

Expenses
Management fees (note 8)	4,139	4,279	12,611	10,468
Bullion storage fees	487	442	1,444	1,222
Sales tax	363	364	1,098	918
Legal fees	25	23	71	70
Unitholder reporting costs	53	39	145	116
Listing and regulatory filing fees	69	38	170	113
Administrative fees	49	41	147	124
Audit fees	32	44	95	133
Independent Review Committee fees	5	3	14	8
Custodial fees	1	1	2	2
Trustee fees	1	1	3	3
Net foreign exchange gains (losses)	1	1	1	—
	5,225	5,276	15,801	13,177

Net income (loss) and comprehensive income (loss)	(261,831)	438,639	(480,068)	803,782
Weighted average number of Units	220,527,660	218,261,636	220,893,345	205,328,085

Increase (decrease) in total equity from operations per Unit	(1.19)	2.01	(2.17)	3.91

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Unaudited statements of financial position

(in thousands of U.S. dollars)

	As at September 30, 2021	As at December 31, 2020
	$	$
Assets
Cash	31	1,400
Other assets	26	—
Gold bullion	2,591,302	2,827,417
Silver bullion	1,329,879	1,594,588
Total assets	3,921,238	4,423,405

Liabilities
Accounts payable	—	125
Total liabilities	—	125

Equity
Unitholders’ capital	3,179,551	3,191,809
Unit premiums and reserves	88	80
Retained earnings (deficit)	744,832	1,234,584
Underwriting commissions and issue expenses	(3,233)	(3,193)
Total equity (note 7)	3,921,238	4,423,280

Total liabilities and equity	3,921,238	4,423,405

Total equity per Unit	17.78	19.95

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert Director	John Ciampaglia Director

Sprott Physical Gold and Silver Trust

Unaudited statements of changes in equity

(in thousands of U.S. dollars, except unit amounts)
For the nine months ended September 30, 2021 and 2020

	Number of Units Outstanding	Unitholders’ Capital	Retained Earnings (Deficit)	Underwriting Commissions and Issue Expenses	Unit Premiums and Reserves	Total Equity
		$	$	$	$	$
Balance as at January 1, 2020	194,827,300	2,733,097	226,624	—	62	2,959,783
Proceeds from issuance of Units (note 7)	26,726,734	455,610	—	—	—	455,610
Cost of redemption of Units (note 7)	(3,745)	(53)	(12)	—	3	(62)
Net income (loss) and comprehensive income (loss) for the period	—	—	803,782	—	—	803,782
Underwriting commissions and issue expenses	—	—	—	(3,187)	—	(3,187)
Balance as at September 30, 2020	221,550,289	3,188,654	1,030,394	(3,187)	65	4,215,926
Balance as at January 1, 2021	221,708,699	3,191,809	1,234,584	(3,193)	80	4,423,280
Proceeds from issuance of Units (note 7)	745,056	14,762	—	—	—	14,762
Cost of redemption of Units (note 7)	(1,926,095)	(27,020)	(9,684)	—	8	(36,696)
Net income (loss) and comprehensive income (loss) for the period	—	—	(480,068)	—	—	(480,068)
Underwriting commissions and issue expenses	—	—	—	(40)	—	(40)
Balance as at September 30, 2021	220,527,660	3,179,551	744,832	(3,233)	88	3,921,238

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Unaudited statements of cash flows

(in thousands of U.S. dollars)

	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020
	$	$
Cash flows from operating activities
Net income (loss) for the period	(480,068)	803,782
Adjustment to reconcile net income (loss) for the year to net cash from operating activities
Net realized (gains) losses on redemptions and sales of gold and silver bullion	(10,325)	(4,698)
Change in unrealized (gains) losses on gold and silver bullion	474,592	(812,261)
Net changes in operating assets and liabilities
(Increase) decrease in other assets	(26)	—
Increase (decrease) in accounts payable	(125)	388
Net cash provided by (used in) operating activities	(15,952)	(12,789)

Cash flows from investing activities
Purchases of gold and silver bullion	(2,786)	(440,263)
Sales of gold and silver bullion	5,784	5,044
Net cash provided by (used in) investing activities	2,998	(435,219)

Cash flows from financing activities
Proceeds from issuance of Units (note 7)	14,762	455,610
Payments on redemption of Units (note 7)	(3,137)	(245)
Underwriting commissions and issue expenses	(40)	(3,187)
Net cash provided by (used in) financing activities	11,585	452,178

Net increase (decrease) in cash during the period	(1,369)	4,170
Cash at beginning of the period	1,400	1,253
Cash at end of the period	31	5,423

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust
Notes to financial statements – Trust specific information September 30, 2021

(in thousands of U.S. dollars, unless otherwise indicated)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold and silver bullion without the inconvenience that is typical of a direct investment in physical bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in gold and silver prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the nine months ended September 30, 2021 and year ended December 31, 2020 is presented as follows:

	September 30, 2021	December 31, 2020
	$	$
Balance at beginning of period	4,422,005	2,959,687
Purchases	2,786	440,262
Sales	(5,784)	(5,043)
Redemptions for physical bullion	(33,559)	184
Realized gains (losses) on sales and redemptions for physical bullion	10,325	759
Change in unrealized gains (losses)	(474,592)	1,026,156
Balance at end of period	3,921,181	4,422,005

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

The cost as at September 30, 2021 and December 31, 2020 for physical gold bullion was $2,079,925 and $2,100,112, respectively. The cost as at September 30, 2021 and December 31, 2020 for physical silver bullion was $1,030,025 and $1,036,069, respectively.

Market Risk

a) Other Price Risk

If the market value of gold and silver increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $39.2 million (December 31, 2020: $44.2 million); conversely, if the value of gold and silver bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

Sprott Physical Gold and Silver Trust
Notes to financial statements – Trust specific information September 30, 2021

(in thousands of U.S. dollars, unless otherwise indicated)

b) Currency Risk

As at September 30, 2021, approximately $268 (December 31, 2020: $82) of the Trust’s other assets and accounts payable were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would have no material impact to the Trust.

Concentration Risk

The Trust’s risk is concentrated in physical gold and silver bullion, whose value constitutes 66.1% and 33.9% respectively of total equity as at September 30, 2021 (63.9% and 36.0% respectively as at December 31, 2020).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable during the period from January 1, 2021 to September 30, 2021 and during the period from January 1, 2020 to September 30, 2020. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2020, the Trust had capital losses available for tax purposes of $nil (2019: $nil).

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Other Risk

The changing economic and market climate as a result of COVID-19 has led to the Managers of the Trust implementing its business continuity plan. The Trust’s portfolio managers, enterprise shared services teams and key outsource service providers are fully operational. The exact long-term impacts of COVID-19 are undeterminable at the date of this report.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements September 30, 2021

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the ‘‘Trusts” and each a ‘‘Trust’’) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2Jl.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the ‘‘NYSE Arca”) and the Toronto Stock Exchange (the “TSX’’). The date of inception and trading symbols of each of the Trusts is as follows.

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols , respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009, February 1, 2010, February 27, 2015 and November 13, 2020	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	September 30, 2010, as amended and restated as of October 1, 2010, February 27, 2015 and November 13, 2020	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The Statements of Financial Position for the Trusts are as at September 30, 2021 and December 31, 2020. The Statements of Comprehensive Income (Loss) are for the three and nine month periods ended September 30, 2021 and 2020, and the Statements of Changes in Equity and Statements of Cash Flows for the Trusts are for the nine month periods ended September 30, 2021 and 2020. These financial statements were authorized for issue by the Manager on November 12, 2021.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in equity during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000s) unless otherwise indicated.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements September 30, 2021

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition. Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost. Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements September 30, 2021

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices. inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying value of cash, accounts receivable, prepaid assets, accounts payable, and due to brokers, where applicable, approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements September 30, 2021

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since their primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements September 30, 2021

redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

•To invest and hold substantially all of the Trust’s assets in physical bullion; and

•To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

Sprott Physical Gold and Silver Trust
Generic Notes to financial statements September 30, 2021

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Gold and Silver Trust
Royal Bank Plaza, South Tower
200 Bay Street
Suite 2600, PO Box 26
Toronto, Ontario M5J 2J1
Telephone: (416) 203-2310
Toll Free: (877) 403-2310
Email: ir@sprott.com

Auditors

KPMG LLP
Bay Adelaide Centre
333 Bay Street
Suite 4600
Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5

www.sprott.com